SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                      .)

CNH GLOBAL N.V.

Form 6-K for the month of January 2009

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural Equipment During the Month of December and Cumulative for 12 Months of 2008, Compared with Prior Year Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of November 2008 Relative to Industry Results or Levels.

2.	Registrant’s Estimated North American Retail Unit Sales Activity For Selected Construction Equipment During the Month of December and cumulative for 12 Months of 2008, Relative to Industry Results or Levels, Compared with Prior Year Periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

January 16, 2009

CNH Global N.V.

Summary North American Retail Unit Sales Activity

For Selected Agricultural Equipment

During the Month of December and Cumulative for 12 Months 2008, Compared with Prior

Year Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural

Equipment at the End of November 2008

Relative to Industry Results or Levels

The following table summarizes selected agricultural equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	December N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of December 2008
Agricultural Tractors: under 40 horsepower (2WD)	(23.9)%	Down low double digits, moderately better than the industry
40 to 100 horsepower (2WD)	(21.4)%	Down low single digits, significantly better than the industry
over 100 horsepower (2WD)	(1.5)%	Down low single digits, equal to the industry
4 wheel drive tractors	22.8%	Up moderate double digits, slightly better than the industry
Sub total tractors over 40 hp	(13.9)%	Up low single digits, significantly better than the industry
Total Ag tractors	(18.1)%	Down low single digits, significantly better than the industry
Combines	1.8%	Up high double digits, significantly better than the industry

RETAIL UNIT SALES: 12 MONTHS 2008
Agricultural Tractors: under 40 horsepower (2WD)	(11.4)%	Down moderate double digits, moderately more than the industry
40 to 100 horsepower (2WD)	(10.4)%	Down mid single digits, moderately better than the industry
over 100 horsepower (2WD)	+24.2%	Up low double digits, moderately less than the industry
4 wheel drive tractors	+27.0%	Up moderate double digits, equal to the industry
Sub total tractors over 40 hp	(1.4)%	Up mid single digits, slightly better than the industry
Total Ag tractors	(6.7)%	Down mid single digits, equal to the industry
Combines	+21.7%	Up moderate double digits, in line with the industry

AG DEALER INVENTORIES: END OF November 2008
Agricultural Tractors: under 40 horsepower (2WD)	6.6 months supply	1/2 month more than the industry
40 to 100 horsepower (2WD)	5.6 months supply	in line with the industry
over 100 horsepower (2WD)	3.0 months supply	1/2 month more than the industry
4 wheel drive tractors	2.0 months supply	in line with the industry
Total tractors	5.7 months supply	in line with the industry
Combines	1.0 months supply	1/2 month more than the industry

December 2008 Flash Report
United States Unit Retail Sales

(Report Released 1/12/2009)

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	December			YTD - December			Beginning Inventory December
	2008	2007	%Chg	2008	2007	%Chg	2008
2WD Farm Tractors							
< 40 HP	5,103	6,926	-26.3	98,976	115,935	-14.6	56,853
40 < 100 HP	4,978	6,459	-22.9	67,885	78,137	-13.1	33,177
100+ HP	2,650	2,663	-0.5	26,291	20,875	25.9	6,507
Total 2WD Farm Tractors	**12,731**	**16,048**	**-20.7**	**193,152**	**214,947**	**-10.1**	**96,537**
4WD Farm Tractors	386	365	5.8	4,431	3,657	21.2	693
Total Farm Tractors	**13,117**	**16,413**	**-20.1**	**197,583**	**218,604**	**-9.6**	**97,230**
Self-Prop Combines	**942**	**910**	**3.5**	**8,460**	**7,104**	**19.1**	**729**

United States Unit Retail Sales
2-4WD Tractors & Combines
30,000
25,000
20,000
15,000
10,000
5,000
0
Unit Sales (000)
Feb
Apr
Jun
Aug
Oct
Dec
5 Yr Average (03-07)
2005
2006
2007
2008

These data are, in part, estimates that are subject to revisions when final detail data becomes available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category beging sold at retail in the fifty states and District of Columbia

December 2008 Flash Report
Canada Unit Retail Sales

(Report Released 1/12/2009)

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	December			YTD - December			Beginning Inventory December
	2008	2007	%Chg	2008	2007	%Chg	2008
2WD Farm Tractors							
< 40 HP	850	894	-4.9	14,146	11,693	21.0	6,617
40 < 100 HP	647	693	-6.6	8,772	7,387	18.7	3,289
100+ HP	294	326	-9.8	4,593	3,989	15.1	1,179
Total 2WD Farm Tractors	**1,791**	**1,913**	**-6.4**	**27,511**	**23,069**	**19.3**	**11,085**
4WD Farm Tractors	174	91	91.2	1,211	786	54.1	209
Total Farm Tractors	**1,965**	**2,004**	**-1.9**	**28,722**	**23,855**	**20.4**	**11,294**
Self-Prop Combines	**142**	**155**	**-8.4**	**2,206**	**1,661**	**32.8**	**143**

Canada Unit Retail Sales
2-4WD Tractors & Combines
Unit Sales (000)
0
Feb
Apr
Jun
Aug
Oct
Dec
5 Yr Average (03-07)
2005
2006
2007
2008

These data are, in part, estimates that are subject to revisions when final detail data becomes available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category beging sold at retail in Canada

CNH Global N.V.

Estimated North American Retail Unit Sales Activity

For Selected Construction Equipment

During the Month of December and cumulative for 12 Months of 2008,

Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes CNH’s estimates of selected construction equipment industry retail unit sales results in North America as compared with prior year periods. Estimated industry results for the current periods are expressed in terms of the percentage change from the prior year periods, by major product category.

These industry preliminary estimates are based on unit sales and are believed to include most, but not all, of the equipment sold in each of the categories. The estimates are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results also will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Estimated North American Retail Activity – December 2008

CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of December 2008

Loader/backhoes	Down moderate double digits	Down moderate double digits, equal to the industry

Skid Steer Loaders	Down moderate double digits	Down high double digits, significantly more than the industry

Total Light Equipment	Down moderate double digits	Down high double digits, moderately more than the industry

Total Heavy Equipment	Down moderate double digits	Down moderate double digits, moderately more than the industry

RETAIL UNIT SALES: 12 MONTHS 2008

Loader/backhoes	Down moderate double digits	Down moderate double digits, slightly more than the industry

Skid Steer Loaders	Down low double digits	Down moderate double digits, moderately more than the industry

Total Light Equipment	Down moderate double digits	Down moderate double digits, in line with the industry

Total Heavy Equipment	Down moderate double digits	Down moderate double digits, moderately more than the industry